UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FLEXSHOPPER, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $1.25 per share

(Title of Class of Securities)

33939J113

(CUSIP Number of Warrants)

Richard House Jr.

Chief Executive Officer

FlexShopper, Inc.

901 Yamato Road, Suite 260

Boca Raton, Florida 33431

(855) 353-9289

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Spencer G. Feldman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas, 15th Floor

New York, New York 10019

Tel: (212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$8,058,009	$1,045.93

*	Estimated for purposes of calculating the amount of the filing fee only. FlexShopper, Inc. (the “Company”) is offering holders of all of the Company’s outstanding $1.25 per share warrants (the “Public Warrants”) the opportunity to exchange the Public Warrants for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), by tendering one Public Warrant in exchange for 0.62 Shares. The Public Warrants were issued by the Company in a registered public offering made pursuant to the Company’s prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(5), dated September 25, 2018, as amended by post-effective amendment No. 1 filed with the SEC on May 7, 2019. The amount of the filing fee assumes that all of the outstanding Public Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The transaction value was determined by using the average of the high and low prices of the Public Warrants as reported on the Nasdaq Capital Market on January 3, 2020, which was $1.41.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by FlexShopper, Inc., a Delaware corporation (the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants that were issued by the Company in its registered public offering of units consisting of common stock and warrants made pursuant to the Company’s prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(5), dated September 25, 2018 and as amended by post-effective amendment No. 1 filed with the SEC on May 7, 2019 (the “Prospectus”), exercisable for shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), which have an exercise price of $1.25 per share (the “Public Warrants”), to receive 0.62 Shares in exchange for each Public Warrant tendered by the holders thereof (fractional Shares to be rounded up to the nearest whole Share to be issued). This offer is subject to the terms and conditions set forth in the Offer to Exchange Letter, dated January 6, 2020 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Letter of Transmittal is incorporated herein by reference as set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company and the filing person is FlexShopper, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 901 Yamato Road, Suite 260, Boca Raton, Florida 33431. The Company’s telephone number is (855) 353-9289.

(b) Securities. The subject class of securities consists of the Company’s outstanding Public Warrants. As of January 6, 2020, there were 5,714,900 Public Warrants outstanding, each of which is exercisable for one share of the Company’s common stock, at an exercise price of $1.25 per share. The actual number of Shares that will be issued will depend on the number of Public Warrants tendered and accepted for exchange and cancelled. If all of the outstanding Public Warrants are tendered and accepted for exchange, an aggregate of 3,543,238 Shares will be issued in connection with the Offer. Public Warrants that are validly tendered and accepted for exchange will be cancelled.

The Offer relates to the Public Warrants issued pursuant to the Prospectus, which trade through the Depository Trust Company. Any and all outstanding Public Warrants issued pursuant to the Prospectus are eligible to be tendered pursuant to the Offer.

(c) Trading Market and Price. The information set forth in the Offer Letter under “The Offer, Section 6. Price Range of Shares and Public Warrants” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is c/o FlexShopper, Inc., 901 Yamato Road, Suite 260, Boca Raton, Florida 33431 and the telephone number for each such person is (855) 353-9289.

Name	Position
Richard House Jr.	Chief Executive Officer
Brad Bernstein	President and Director
H. Russell Heiser Jr.	Chief Financial Officer
James D. Allen	Director
Howard S. Dvorkin	Chairman of the Board
Sean Hinze	Director
T. Scott King	Director
Carl Pradelli	Director

Item 4. Terms of the Transaction.

The information set forth in the Offer Letter under “The Offer, Sections 1 through 13” is incorporated herein by reference.

The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer — Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer Letter under “The Offer, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer Letter under “The Offer, Section 5.C., Background and Purpose of the Offer — Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The Public Warrants exchanged for Shares will be retired and cancelled.

(c) Plans. No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Public Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(10). The exchange of each Public Warrant pursuant to the Offer will result in the acquisition by the exchanging holder of 0.62 Shares.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Sources of Funds. No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b) Conditions. Not applicable.

(d) Borrowed funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership. The information regarding ownership of Public Warrants set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer — Interests of Directors and Executive Officers” is incorporated herein by reference.

(b) Securities transactions. The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer — Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer Letter under “The Offer, Section 13. The Depositary and the Information Agent” and “The Offer, Section 14. Fees and Expenses” is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Offer, other than certain employees of the Company, none of whom will receive any special or additional compensation in connection with the Offer beyond their normal compensation. See the information set forth on page iv of the Offer Letter.

Item 10. Financial Statements.

(a) Financial Information. Incorporated herein by reference are the Company’s financial statements that were included as Part II. Item 8 in its Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 11, 2019 (the “Form 10-K”), as well as in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the SEC on November 4, 2019 (the “Form 10-Q”). The Form 10-K and Form 10-Q are available for review on the SEC’s website at www.sec.gov. In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

The information set forth in the Offer Letter and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Letter dated January 6, 2020.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(5)(A)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (incorporated herein by reference to the Company’s filing with the SEC on March 11, 2019).

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (incorporated herein by reference to the Company’s filing with the SEC on November 4, 2019).

(a)(5)(C)	Press release.

Exhibit Number	Description

(d)(1)	Restated Certificate of Incorporation of FlexShopper, Inc. (previously filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated herein by reference).

(d)(2)	Certificate of Amendment to the Certificate of Incorporation of the Company (previously filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 21, 2018 and incorporated herein by reference).

(d)(3)	Certificate of Amendment to the Certificate of Incorporation of the Company (previously filed as Exhibit 3.4 to the Company’s Quarterly Report on Form 10-Q filed on November 5, 2018 and incorporated herein by reference).

(d)(4)	Amended and Restated Bylaws (previously filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K filed on March 11, 2019 and incorporated herein by reference).

(d)(5)	Form of Warrant Agent Agreement by and between the Company and Continental Stock Transfer & Trust and Form of Warrant (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1 (File No. 333-226823), filed with the SEC on September 24, 2018).

(d)(6)	Warrant Amendment and Exchange Agreement (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 30, 2019 and incorporated herein by reference).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLEXSHOPPER, INC.

By:	/s/ Richard House Jr.
Name:	Richard House Jr.
Title:	Chief Executive Officer

Date: January 6, 2020